SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: AmerisoureBerger Corporation

NAME OF PERSON RELYING ON EXEMPTION: International Brotherhood of Teamsters General Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 25 Louisiana Avenue, N.W., Washington, D.C.   20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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February 2020

RE:	Support “Bonus Deferral” Proposal at March 5, 2020 AmerisourceBergen Shareholder Meeting

Dear Fellow AmerisourceBergen Shareholder:

We urge you to Vote FOR Item 5 on the proxy, a shareholder proposal calling on AmerisourceBergen Corp., (NYSE:ABC) to implement a Bonus Deferral program for senior executives, akin to what has been widely adopted in the banking industry following the financial crisis. Under the program, the company would defer a certain portion of his or her annual incentive pay for a specified time, all to be determined by the Compensation Committee, to permit an informed review of whether a specific bonus award was warranted in light of subsequent events and to facilitate any adjustments that may be warranted from the deferred portion of that award.

We believe such a policy is urgently required at AmerisourceBergen given the acute legal, financial and regulatory risks facing the company from its compliance practices. Specifically, we note the following:

  AmerisourceBergen potentially faces billions of dollars in costs tied to its role in the opioid crisis;
  The company recently paid $885 million in civil and criminal fines to resolve allegations it mishandled cancer medications;
  Ongoing regulatory scrutiny over drug safety has led AmerisourceBergen to announce it is exiting the drug compounding business, incurring nearly a billion dollars in related charges; and,
  AmerisourceBergen’s current compensation practices fail to adequately address such risks.

With shareholders exposed to billions of dollars in liabilities and other costs from a worrying pattern of systemic weaknesses in the company’s compliance practices, and no evidence that top executives have received a dollar less in incentive pay as a result, we believe bonus deferral is critical to aligning management’s interests with those of long-term shareholders and ensuring accountability. The board may insist that the current pay program imposes appropriate safeguards, but it is utterly silent on how

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the compensation structures, including its claw-back policy, fare against this compliance record.

The co-filers collectively hold in excess of $170 billion in assets and are long-term shareholders of AmerisourceBergen. The co-filers are also part of the Investors for Opioid and Pharmaceutical Accountability (IOPA) coalition, whose members collectively represent $4.3 trillion in assets under management.

AmerisourceBergen Faces Billions in Opioid-Related Costs

After agreeing to pay just two Ohio counties a combined $215 million to settle opioid related litigation in October 2019, the country’s “big three” drug distributors,

AmerisourceBergen, McKesson and Cardinal Health, proposed an $18 billion settlement to resolve more than 2,700 lawsuits filed by states, counties, cities, and tribal nations still pending in federal court. Though no deal has been reached to date –although Cardinal Health has already reserved $5.6 billion to cover a potential settlement – the announcement confirms the companies anticipate billions in settlement costs related to the outstanding litigation. AmerisourceBergen’s share is likely to be many multiples of what the company earned in fiscal 2019.

The plaintiffs in these cases accuse AmerisourceBergen, along with the other top drug distributors, of turning a blind eye to suspicious opioid orders and failing in their regulatory obligations to provide for the safe and secure distribution of controlled substances. The result has been to flood communities across the country with highly addictive prescription painkillers.

In January 2020, The Washington Post reported that newly disclosed federal drug data shows that more than 100 billion doses of prescription opioids were distributed nationwide from 2006 through 2014 as more than 130,000 Americans died from prescription opioids. That is 24 billion more doses (in just two years) of the highly addictive pain pills than previously known to the public. The data also confirm that a majority of those pills were distributed by just six companies, including AmerisourceBergen, according to analysis by The Washington Post.

Mishandled Cancer Medication Cost $885 Million in Criminal and Civil Penalties

Critically, AmerisourceBergen’s opioid exposure is not the only liability accrued by the company’s compliance practices.

Two years ago an AmerisourceBergen business unit, formerly headed by CEO Steven Collis, paid $625 million to resolve allegations brought by the Department of Justice that the company’s pre-filled cancer drug business had improperly repackaged oncology-supportive injectable drugs into pre-filled syringes and wrongly distributed those syringes to physicians treating vulnerable cancer patients. This illegal scheme, which occurred between 2001 and 2014, was originally exposed by whistle-blowers and had already led to a $260 million criminal penalty in 2017. In announcing the civil settlement, the Justice Department said “Drug companies such as ABC that seek to boost profits at the expense of cancer patients unnecessarily put the health and safety of this vulnerable population at risk…Greed must never be part of medical decision-making.”

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Compounding Business Closing Amid Regulatory Scrutiny

Furthermore, just five years after it laid out $2.6 billion for sterile drug compounder PharMEDium, AmerisourceBergen announced on its Q1 2020 earnings call last month that it is closing the business, with total associated charges of around a billion dollars expected. The move followed a strategic review prompted by a 2017 FDA investigation that uncovered unsanitary manufacturing, which led to the suspension of production at a number of facilities and the entry of a consent decree in May 2019. According to the FDA’s complaint, despite repeated warnings both before and after AmerisourceBergen’s purchase of the business, and company promises to correct the deficiencies, PharMEDium continued to violate the law. “PharMEDium exposed patients across the United States to risk of receiving a harmful drug, which we find unacceptable,” the agency said.

AmerisourceBergen’s current compensation practices fail to adequately address such risks.

Critically, in its opposition statement, the board is silent on this disturbing record, even as it tries to reassure investors that it has sufficient safeguards against excessive risk-taking, particularly around compliance practices. The omission lays bare grave weaknesses in the company’s approach to addressing compliance risks in its incentive pay.

First, the company fails to explain how ‘late arriving’ information about risk-taking and compliance outcomes undergirding the original annual bonus award can be taken into consideration. This omission is significant because AmerisourceBergen has historically stripped out the costs of compliance failures, such as settlement expenses, asset impairments, and remediation costs, from the profitability measures used in both the short- and long-term incentive plans. A bonus deferral, in this case, offers a straightforward mechanism for matching compliance-related performance challenges with the original operating results used to calculate individual bonus awards.

Companies typically argue that ligation expenses are excludable because they are one-off items that stem from earlier time periods and are not, therefore, reflective of operational performance over the current award cycle. Yet at AmerisourceBergen, the costs of compliance failures are almost routine items, properly reflecting, we believe, the risks of management’s decision-making and the costs of doing business. Claiming, as the board does, that the company’s long-term incentive plans are sufficient to addressing these concerns, misses the point that critical costs are being treated as if they never occurred in both the short- and long-term plans. Accordingly, the current incentive plans not only fail to hold management accountable for costly compliance failures but create potentially risky incentives to cut corners in the first place.

Second, while we agree the company’s clawback policy can help mitigate against certain forms of excessive risk-taking, it is not a substitute for adopting a deferral mechanism. To start, the deferral mechanism can help facilitate the clawback by avoiding legal challenges and costs of recouping pay that has already been paid out. In this sense, deferring pay compliments and helps operationalize the clawback policy. But more significantly, the deferral could work to align pay and performance in instances that fall short of the demonstrated misconduct demanded for a clawback of

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pay under the company’s existing policy. Deferring pay, as we note above, would allow late arriving information to be factored into the bonus calculation as if it was part of the original cost incurred to generate the initial performance result. It seems perverse in our view that whether misconduct occurred or not, bonuses can be earned based on results that were incurring hidden or delayed compliance liabilities.

Finally, it is difficult to take comfort from the board’s claim that it actively oversees and monitors the underlying issues, given the company’s record of repeated, costly compliance failures. For similar reasons, we believe the board’s “recruitment” concerns – a risk that companies often cite against pay reforms put forward by shareholders –take a backseat to the significant costs shareholders (and society) are bearing and will continue to bear from management’s record on compliance.

We think shareholders can agree that something is awry with the clear disconnect between AmerisourceBergen’s compliance history and its executive pay. Accordingly, we urge support for Item 5, a resolution calling on the board to implement a Bonus Deferral program for senior executives.

For more information please contact Michael Pryce-Jones at: mpryce-jones@teamster.org or 202-624-8990.

Ken Hall
General Secretary-Treasurer
International Brotherhood of Teamsters

Seth Magazine
General Treasurer
State of Rhode Island

Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as will not be accepted.